                                                    Filed pursuant to Rule 424b5
                                                     Registration No.: 333-79763

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. This prospectus supplement and the accompanying prospectus are not + +an offer to sell these securities and are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
 Subject to Completion Preliminary Prospectus Supplement dated August 19, 1999

PROSPECTUS SUPPLEMENT
(To prospectus dated July 15, 1999)

                                  $150,000,000
                              ShopKo Stores, Inc.
                                   % Notes due

                                  -----------

    Interest on the notes is payable on     and     of each year, beginning
     , 2000. The notes will mature on     ,     . The notes are redeemable
prior to maturity at our option at redemption prices calculated as described under "Description of the Notes--Optional Redemption" in this prospectus supplement.

    The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

                                  -----------

                                                        Per Note Total
                                                        -------- -----
     Public offering price (1).........................     %       $
     Underwriting discount.............................     %     $
     Proceeds, before expenses, to ShopKo..............     %     $

    (1) Plus accrued interest from August   , 1999, if settlement occurs after
that date

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August , 1999.

                                  -----------

Merrill Lynch & Co.

           Banc of America Securities LLC

                       Chase Securities Inc.

                                                                 Lehman Brothers

                                  -----------

           The date of this prospectus supplement is August   , 1999.

[Pictures of pharmacy and optical departments, athletic apparel and home office displays.]

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Our Company................................................................  S-5
Selected Historical Consolidated Financial Data............................  S-9
Use of Proceeds............................................................ S-10
Capitalization............................................................. S-11
Description of the Notes................................................... S-12
Underwriting............................................................... S-16
Legal Matters.............................................................. S-17
Experts.................................................................... S-18

                                   Prospectus

Our Company................................................................    3
Risk Factors...............................................................    3
Ratio of Earnings to Fixed Charges.........................................    6
Use of Proceeds............................................................    7
Description of Common Stock................................................    7
Description of Debt Securities.............................................   10
Book-Entry Securities......................................................   15
Certain United States Federal Income Tax Consequences......................   17
Plan of Distribution.......................................................   28
Legal Matters..............................................................   30
Where You Can Find More Information........................................   30
Incorporation of Information We File With the SEC..........................   31

                               -----------------

                           FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain certain forward-looking statements regarding the operations and business of ShopKo. Statements in this document that are not historical facts are "forward-looking statements." Such forward-looking statements include those relating to:

     .  our anticipated growth strategies,

     .  anticipated trends in our businesses,

     .  our ability to continue to control costs and maintain quality, and

     .  statements regarding ShopKo's Year 2000 readiness.

      The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These "forward-looking statements" are found at various places throughout this prospectus supplement and accompanying prospectus. Wherever they occur in this prospectus or in other statements attributable to ShopKo, forward-looking statements are necessarily estimates reflecting our best judgment. However, these statements still involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Discussions in this prospectus supplement and accompanying prospectus under the captions "Risk Factors" and "Use of Proceeds" are particularly susceptible to risks and uncertainties. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus supplement and accompanying prospectus and other factors set forth from time to time in ShopKo's reports and registration statements filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ShopKo disclaims any intent or obligation to update forward-looking statements. Moreover, ShopKo, through senior management, may from time to time make forward-looking statements about the matters described herein or other matters concerning ShopKo.

                               -----------------

      ShopKo(R) and Pamida(R) are trademarks and servicemarks of ShopKo Stores, Inc. or its subsidiaries. ProVantage(R) is a trademark and servicemark of ProVantage Health Services, Inc. All other trademarks, servicemarks and trade names referred to in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

                               -----------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the dates on the front cover of this prospectus supplement and the prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  OUR COMPANY

      ShopKo's fiscal year conforms to the National Retail Federation calendar and ends on the Saturday closest to the end of January. ShopKo has adopted a convention of referring to a fiscal year by the year in which the fiscal year begins. For example, the fiscal year which began on February 1, 1998 and ended on January 30, 1999 is referred to as "fiscal 1998." Unless the context requires otherwise, all references to "ShopKo," "we" and "our" are to ShopKo Stores, Inc. and its subsidiaries. The information under "ShopKo Retail Operating Strategy" below does not reflect the Pamida store operations which we acquired on July 6, 1999. The Pamida retail stores and operations are significantly different from the ShopKo retail stores and operations. A more detailed description of Pamida's retail stores and operations can be found in Pamida's reports filed with the SEC prior to our acquisition of Pamida.

General

      We operate in the specialty discount and the managed healthcare industries. We are a leading specialty discount retailer operating 314 retail stores in 22 states, primarily in the Midwest, Western Mountain and Pacific Northwest regions as of July 8, 1999. Retail operations include 158 specialty discount stores operating under the ShopKo name in mid-sized and larger cities, 152 Pamida discount stores in smaller, rural communities and four Heartland Home Furnishing stores in Indiana, Iowa, Nebraska and Ohio. We also serve the rapidly growing managed healthcare industry through our subsidiary, ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing pharmacy benefit and health information technology products and services to its customers.

Our Strategy

ShopKo Retail Operating Strategy

      Our business strategy focuses on serving our customers and building customer loyalty. We instituted a number of strategic initiatives designed to build our infrastructure and strengthen our market position. These initiatives include:

      Delivering Comprehensive Value. We believe delivering comprehensive value builds customer loyalty. Comprehensive value is more than just delivering a superior quality product at a compelling price. Comprehensive value includes:

     . ensuring that merchandise, particularly advertised merchandise, is available for purchase,

     .  providing clarity in our merchandise offering,

     .  continually responding to our customers' changing lifestyle needs,

     .  ensuring the speed of merchandise to the sales floor, and

     . providing simplicity, speed and friendliness in the shopping experience.

      Continuing to Differentiate Our Merchandising Strategy. We are continuously changing and updating our merchandising strategy to differentiate our stores from our competitors by projecting a more upscale image and meeting consumer's changing lifestyle preferences. Our current merchandising strategy is focused on expanding and dominating certain lifestyle categories in areas such as:

     .  home furnishings in linens, domestics and housewares,

     .  nationally branded activewear for men, women and children,

     .  vitamin centers,

     .  bath and body centers,

     .  women's intimate and plus-size apparel, and

     .  pharmacy and optical services.

      Maintaining Competitive Pricing. We price our merchandise to be competitive with our discount retail competitors, both regional and national. In approximately 60 circulars per year, we advertise a large group of high demand items to reinforce our competitive price image and to generate store traffic. We do not attempt to meet the lowest available price on every item. We believe we provide our customers with quality brands and trend-correct assortments at competitive prices.

      Enhancing Competitiveness Through Continued Infrastructure
Improvements. We have remodeled substantially all of our stores in the 1990s. We expect to spend $70 million over the next two years to expand and upgrade our distribution centers. During the 1990s, we also invested over $140 million in technology systems and decision system support software. We have closely linked our merchandising, financing, marketing and logistics functions to enable us to respond quickly and effectively to changing customer demands. These improvements have made us more competitive by allowing us to:

     . Increase the convenience of the shopping experience, with improvements such as wide, clear aisles, and informative signing;

     .  Quickly identify and adapt to changing consumer preferences;

     .  Improve inventory replenishment and in-stock position;

     . Reduce costs associated with the sales process, such as distribution; and

     .  Reduce store payroll costs as a percent of revenue.

      Capitalizing on Our Pharmacy and Optical Centers. Of our 158 ShopKo retail stores at July 8, 1999, 156 stores have pharmacy centers and 155 stores have optical centers. These centers generate store traffic and build customer loyalty. In addition, offering professional healthcare services contributes significantly to our overall profitability and provides the opportunity for additional growth. Our prescription pharmacy sales constituted approximately 16% of our retail store revenues for fiscal 1998, which we believe is a higher percentage than that of most national discount store chains.

Pamida Acquisition

      On July 6, 1999, we acquired Pamida Holdings, which reported sales of $672 million in the fiscal year ended January 31, 1999. The transaction valued Pamida at approximately $375 million, including our assumption of $265 million in debt and capitalized lease obligations. We expect the Pamida acquisition to be accretive to earnings in the current fiscal year, excluding the effects of non-recurring charges related to the transaction which are expected to be in the range of $5 to $8 million. The non-recurring charges reflect the expected costs of employee retention programs and various integration initiatives.

      Pamida operates 152 discount retail stores in 15 Midwestern, North Central and Rocky Mountain states as of July 8, 1999. Pamida stores are located in smaller, rural markets and offer consumers the convenience of selection at discount prices. Virtually all of Pamida's stores operate in markets with populations of less than 20,000, significantly below the average size of our ShopKo store markets. In addition, approximately 80% of Pamida's stores are located where there is no direct local competition from a major discount retailer. Pamida also operates four Heartland Home Furnishing stores which sell furniture, rugs, lamps, accessories and other home furnishings.

      We have identified more than 500 small, rural markets that can support a Pamida retail store concept. Pamida planned to open 15 new stores in 1999 and under our ownership, we expect to accelerate store growth for the year 2000 and beyond. Pamida provides us with a new retail format with access to a new customer base in underserved markets. We expect to reduce Pamida's cost structure by using our lower borrowing costs and financial strength to refinance a portion of Pamida's existing debt. We also expect to realize significant operating efficiencies in areas such as retail health services, technology, global sourcing capabilities, logistics and employee training and development.

      We purchased the Pamida common shares for an aggregate purchase price of approximately $104.3 million with cash on hand. We expect to refinance a portion of Pamida's debt with a combination of approximately $86 million from the proceeds of the ProVantage initial public offering which was completed on July 19, 1999, approximately $147 million from the offering of our common stock which was completed on July 21, 1999, and this offering.

      On July 21, 1999, we called for redemption all $140 million outstanding principal amount of Pamida's 11.75% senior subordinated notes. The redemption date for the senior subordinated notes is September 3, 1999. The total amount due to the holders of the senior subordinated notes is approximately $153 million, which includes principal, accrued interest and premium due on call.

Retail Growth Strategy

      We plan to achieve economies of scale and to capitalize on our existing infrastructure by growing the number of our retail stores through new store construction, opportunistic acquisitions of existing retail stores or sites and selective acquisitions of existing value-oriented retail businesses which compliment our strategy of delivering comprehensive value to the customer.

      In reviewing possible acquisitions of store sites and businesses, we take a disciplined approach to maintain our competitive position and financial integrity. The key elements of our approach are:

     . Maintaining a strong balance sheet, which will demonstrate our financial strength to the vendor and creditor communities;

     . Leveraging off our existing infrastructure, including our advanced management information and distribution systems; and

     . Using an analytical system for site selection that models demographics, competition, geography and location.

      New Store Construction. We plan to concentrate our new store construction in our existing markets and adjacent geographic areas in order to enhance our name recognition, increase our market penetration and gain economies of scale in areas such as advertising, distribution and corporate overhead. We also plan to continue the practice of purchasing existing pharmacy businesses in the market where a new ShopKo store opens and transferring the business to the new store to generate customer traffic and to improve the financial performance of the store in its initial years.

      Opportunistic Acquisitions of Existing Store Sites. We plan to opportunistically acquire existing store sites, or clusters, with the intention of remodeling or refurbishing the stores to generally mirror our existing stores to benefit from our merchandising strategies. Purchasing existing stores allows us to quickly establish a presence in locations that might otherwise be difficult to enter. Examples of successfully integrated store acquisitions include:

     . The 1997 acquisition of the Penn-Daniels retail chain which added 17 stores which have been reopened as ShopKo stores; and

     . The 1998 acquisition of 10 former Venture locations and one former Target location which have now reopened as ShopKo stores.

      Selective Acquisitions of Existing Value-Oriented Retail Businesses. We intend to selectively consider acquisitions of existing value-oriented retail businesses which meet our rigorous financial and strategic criteria. Any acquired business may be operated as an autonomous business unit and is expected to accelerate our growth and enhance shareholder value. We would expect to use our existing infrastructure to enhance the operating characteristics of an acquired business. We also intend to use our strong financial position to facilitate growth initiatives of the acquired business. Our acquisition of Pamida is an example of this strategy.

ProVantage

      Business Overview. As an extension of our retail business, which includes the sale of pharmaceutical and optical products and services, we serve the rapidly growing managed healthcare industry through our subsidiary, ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing pharmacy benefit management and health information technology products and services to its customers. As of January 1999, ProVantage served over 3,500 customers, including pharmacy benefit management services covering approximately 4.5 million individuals and vision benefit management services covering approximately 500,000 individuals. In addition, ProVantage licensed products are designed to improve the quality of healthcare, which are currently being used in programs covering over 13 million people. ProVantage's primary customers include healthcare payors, self-funded employers, third-party health plan administrators, state and federal agencies and pharmaceutical manufacturers.

      Pharmacy benefit management companies address the pressing need for health plan sponsors to manage costs and to better understand the effect of pharmaceutical utilization on their membership. ProVantage's traditional pharmacy benefit management products and services include plan design, administration of a network of over 50,000 retail pharmacies, electronic point-of-sale claims processing, mail pharmacy services, formulary administration/management, and physician profiling. In addition, ProVantage's products go beyond commonly available pharmacy benefit management offerings to include clinical services and information-based products which are used to track medical treatment and results. These services enable ProVantage's customers to assess the safety and effectiveness of healthcare practices and to identify the most effective treatments, thereby optimizing the quality and minimizing the cost of healthcare services.

      Growth Strategy. ProVantage's goal is to be the leading third-party supplier of products and services designed to optimize the quality and minimize the cost of healthcare services. To accomplish this goal, ProVantage intends to:

     . Continue to grow the pharmacy benefit management operations and expand ProVantage's client base by increasing the number of people to whom it provides services;

     . Leverage information-based clinical expertise to develop and enhance products and services that help manage ProVantage clients' healthcare treatment and results; and

     . Selectively pursue acquisitions or alliances through which ProVantage can realize additional scale benefits in pharmacy benefit management offerings or augment its advanced clinical and health information technology capabilities.

      ProVantage Initial Public Offering. In an effort to increase our shareholder value, we recently completed the initial public offering of ProVantage's common stock. The initial public offering of 5,600,000 shares of ProVantage common stock at $18.00 per share was completed on July 19, 1999. ShopKo also sold an additional 840,000 shares of ProVantage common stock pursuant to the underwriters' over-allotment option. We received approximately $86 million in the transaction, and we retained approximately 64.5% of ProVantage's common stock.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data in the following table for each of the five years in the period ended January 30, 1999 have been derived from ShopKo's consolidated financial statements which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data in the following table for the first half of fiscal 1998 and 1999 have been derived from ShopKo's unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations and financial position for the periods and as of the dates presented.

      In August 1997, we changed our fiscal year end from the last Saturday in February to the Saturday nearest January 31. We made this change in order to conform our fiscal year to the National Retail Federation calendar. This change caused fiscal 1997 to consist of 49 weeks rather than 52 weeks.

      On July 21, 1999, we completed an offering of 4,025,000 shares of our common stock. The net proceeds of the offering were approximately $147 million.

      Results for the 26 weeks ended July 31, 1999 include a $57.2 million pre-tax gain from the sale of 35.5% of ProVantage's common stock and $0.8 million in nonrecurring pre-tax charges related to the Pamida acquisition. Results for the 26 weeks ended August 1, 1998 include a $2.2 million nonrecurring pre-tax charge related to the Penn-Daniels acquisition.

      The selected consolidated financial data should be read in conjunction with ShopKo's consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement.

                                           Fiscal Years Ended                    Fiscal Year To Date
                         ------------------------------------------------------ ---------------------
                          Feb. 25,   Feb. 24,   Feb. 22,   Jan. 31,   Jan. 30,  August 1,   July 31,
                            1995       1996       1997       1998       1999       1998       1999
                         (52 Weeks) (52 Weeks) (52 Weeks) (49 Weeks) (52 Weeks) (26 Weeks) (26 Weeks)
                         ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                                     (unaudited)
                                   (dollars and shares in millions, except per share data)
Financial Data:
Summary of Operations
 Net Sales..............   $1,853     $1,968     $2,333     $2,448     $2,981     $1,314     $1,621
 Gross margin...........      488        501        550        564        662        291        335
 Income from
  operations............       91         97        106        111        130         32         41
 Gain on sale of
  ProVantage stock......                                                                         57
 Earnings before income
  taxes, minority
  interest and
  extraordinary item....       62         63         74         80         92         13         78
 Earnings before
  minority interest and
  extraordinary item....       38         38         45         49         56          8         47
 Net earnings...........       38         38         45         49         56          8         43
Per Share Data
 Diluted earnings per
  common share before
  extraordinary item....   $ 1.18     $ 1.20     $ 1.39     $ 1.71     $ 2.10     $ 0.30     $ 1.75
 Diluted earnings per
  common share..........     1.18       1.20       1.39       1.71       2.10       0.30       1.61
 Adjusted weighted
  average number of
  common shares
  outstanding...........     32.0       32.0       32.4       28.6       26.5       26.5       26.9
Other Data
 Working capital........   $  187     $  215     $  232     $  144     $  167     $  140     $   60
 Property and
  equipment--net........      618        617        603        630        704        647        875
 Total assets...........    1,110      1,118      1,234      1,251      1,374      1,279      2,001
 Total debt.............      429        416        421        440        472        438        591
 Total shareholders'
  equity................      397        422        461        396        459        411        655
 Capital expenditures...       95         53         39         32        100         44         54
 Depreciation and
  amortization..........       53         56         60         58         68         35         38
 Ratio of earnings to
  fixed charges.........      2.9        2.7        3.2        3.4        3.2        1.7        4.2
Segment Data
 Net Sales
   Retail Store.........   $1,840     $1,881     $2,006     $2,002     $2,351     $1,036     $1,215
   ProVantage...........       14         94        349        472        666        295        430
 Gross Margin
   Retail Store.........      485        493        525        529        615        270        308
   ProVantage...........        3          8         25         35         47         21         28
 Income from operations
   Retail Store.........      103        107        114        127        141         39         44
   ProVantage...........        2          3         10         13         16          6          8

                                USE OF PROCEEDS

      We estimate that the net proceeds from this offering of notes, after deducting the underwriting discount and estimated expenses of this offering,
will be approximately $       million. We intend to use these net proceeds:

     . to redeem a portion of Pamida's debt, including all of Pamida's outstanding senior subordinated notes;

     .  to reduce borrowings under our credit agreement; and

     .  for other general corporate purposes.

      Pamida's senior subordinated notes have an aggregate principal amount of $140 million, bear interest at the rate of 11.75% per annum, and were originally due in March 2003. We have called Pamida's senior subordinated notes for redemption on September 3, 1999. The total amount due to the holders of the senior subordinated notes is approximately $153 million, which includes principal, accrued interest, and premium due on call. As of August 18, 1999, we had borrowings of $43.3 million under our credit agreement at an average weighted interest rate of 6.1%. Our credit agreement expires on January 31, 2002. Pending such application, we intend to invest the net proceeds in short-term investment grade securities.

                                 CAPITALIZATION

      The following table sets forth our consolidated capitalization and short-term debt as of July 31, 1999, and as adjusted to give effect to the offering and the application of the proceeds as described under "Use of Proceeds":

                                                           As of July 31, 1999
                                                          ---------------------
                                                            Actual    Adjusted
                                                          ---------- ----------
                                                             (In Thousands)
Short-term debt:
  Short-term debt........................................ $   84,751 $   75,890
  Current maturities of long-term debt...................    146,127      4,988
                                                          ---------- ----------
    Total short-term debt................................    230,878     80,878
                                                          ---------- ----------
Long-term debt:
  Long-term debt.........................................    358,615    358,615
  Notes offered hereby...................................        --     150,000
  Long-term obligations under capital leases.............     86,498     86,498
                                                          ---------- ----------
    Total long-term debt.................................    445,113    595,113
                                                          ---------- ----------
Minority interest........................................     52,488     52,488
Stockholders' equity:
  Common stock...........................................        304        304
  Capital in excess of par value.........................    381,201    381,201
  Retained earnings......................................    273,979    273,979
                                                          ---------- ----------
    Total stockholders' equity...........................    655,484    655,484
                                                          ---------- ----------
    Total capitalization and short-term debt............. $1,383,963 $1,383,963
                                                          ========== ==========

                           DESCRIPTION OF THE NOTES

      The following discussion of the terms of the notes supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the notes.

General

      The notes will be our general unsecured and senior obligations and will be limited to $150,000,000 aggregate principal amount. The notes will mature
on        . The notes will rank equally with all of our other unsecured and unsubordinated debt. We will issue the notes under the indenture referred to in the accompanying prospectus. You should read the accompanying prospectus for a general discussion of the terms and provisions of the indenture.

      The notes will bear interest at a rate of     % per annum from August
  , 1999 or from the most recent interest payment date on which we paid or provided for interest on the notes. We will pay interest on the notes on each
        and        , beginning        , 2000, to the person listed as the
holder of the note, or any predecessor note, in the security register at the
close of business on the preceding       or      , as the case may be.

      The notes are subject to defeasance in the manner described under the heading "Description of Debt Securities--Defeasance of Debt Securities or Covenants" in the accompanying prospectus.

      ShopKo Stores, Inc. is a legal entity separate and distinct from its subsidiaries. Our subsidiaries are not obligated to make required payments on the notes. Accordingly, ShopKo's rights and the rights of holders of the notes to participate in any distribution of the assets or income from any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary. The indenture under which the notes will be issued does not limit the amount of unsecured debt which our subsidiaries may incur. In addition, we and our subsidiaries may incur secured debt subject to the limitations described under "Description of Debt Securities--Limitations on Liens" in the accompanying prospectus.

Optional Redemption

      We will have the right to redeem the notes at any time, in whole or in part, upon at least 30 days notice mailed to the registered address of each holder of the notes. We will pay a redemption price equal to the greater of
(1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments discounted on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate plus twenty-five basis points.

      If we redeem any notes, accrued interest on those notes will be payable to the redemption date.

      "Treasury Rate" means, for any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

      "Comparable Treasury Issue" means the United States Treasury security, selected by a Reference Treasury Dealer appointed by us, as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

      "Comparable Treasury Price" means, for any redemption date, (1) the average of the Reference Treasury Dealer Quotations for that redemption date after excluding the highest and lowest of those

Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five Reference Treasury Dealer Quotations, the average of all the quotations.

      "Reference Treasury Dealer" means any nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

      "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

      "Remaining Scheduled Payments" means, for each note to be redeemed, the remaining scheduled payments of principal and interest on that note that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to that note, the amount of the next succeeding scheduled interest payment on that note will be reduced by the amount of interest accrued on the note to the redemption date.

      On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by any method as the trustee shall deem fair and appropriate.

      The notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

Same-Day Settlement

      Settlement for the notes will be made by the underwriters in immediately available funds. The notes will trade in the depositary's settlement system until maturity. As a result, the depositary will require secondary trading activity in the notes to be settled in immediately available funds.

Book-Entry System

      We will issue the notes in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, also referred to as DTC. DTC will act as the depositary. The notes will be registered in the name of DTC or its nominee.

      Ownership of beneficial interests in a global note will be limited to DTC participants and to persons that may hold interests through institutions that have accounts with DTC, known as participants. Beneficial interests in a global note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for such global note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

      DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC's participants include:

     .  securities brokers and dealers, including the underwriters;

     .  banks;

     .  trust companies;

     .  clearing corporations; and

     . certain other organizations, some of which, and/or their representatives, own DTC.

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC's book-entry system.

      Principal and interest payments on the notes represented by a global note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented by the global note for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

     . any aspect of DTC's records relating to, or payments made on account of, beneficial ownership interests in a note represented by a global note;

     . any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a global note held through such participants; or

     . the maintenance, supervision or review of any of DTC's records relating to such beneficial ownership interests.

      DTC has advised us that upon receipt of any payment of principal of or interest on a note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on DTC's records. The underwriters will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of those participants.

      A global note can only be transferred:

     .  as a whole by DTC to one of its nominees;

     .  as a whole by a nominee of DTC to DTC or another nominee of DTC;
        or

     . as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.

      Notes represented by a global note can be exchanged for definitive notes in registered form only if:

     . DTC notifies us that it is unwilling or unable to continue as the depositary for such global note;

     . at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended;

     . we in our sole discretion determine that such global note will be exchangeable for definitive notes in registered form and notify the trustee of our decision; or

     . an event of default with respect to the notes represented by such global note has occurred and is continuing.

A global note that can be exchanged under the preceding sentence will be exchanged for definitive notes that are issued in authorized denominations in registered form for the same aggregate amount. Such definitive notes will be registered in the names of the owners of the beneficial interests in such global notes as directed by DTC.

      Except as provided above, (1) owners of beneficial interests in such global note will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of the notes for any purpose under the indenture and (2) no notes represented by a global note will be exchangeable. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC, and if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture or such global note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

      We understand that under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global note desires to take any action which a holder is entitled to take under the indenture, then (1) DTC would authorize the participants holding the relevant beneficial interests to take such action and (2) such participants would authorize the beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has provided the following information to us. DTC is:

     . a limited-purpose trust company organized under the laws of the State of New York;

     .  a "banking organization" within the meaning of the New York
        Banking Law;

     .  a member of the Federal Reserve System;

     . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     .  a "clearing agency" registered under the Exchange Act.

                                  UNDERWRITING

General

      We intend to offer our notes through a number of underwriters. Subject to the terms and conditions set forth in a purchase agreement among us and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc. and Lehman Brothers Inc., we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below.

                                                                       Principal
     Underwriter                                                        Amount
     -----------                                                       ---------
     Merrill Lynch, Pierce, Fenner & Smith
     Incorporated.....................................................  $
     Banc of America Securities LLC...................................
     Chase Securities Inc.............................................
     Lehman Brothers Inc..............................................
                                                                        -------
          Total.......................................................  $
                                                                        =======

      The underwriters have agreed, subject to the terms and conditions of the purchase agreement, to purchase all of the notes being sold if any of the notes being sold are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The notes are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters propose initially to offer the notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The expenses of the offering, exclusive of the underwriting discount, are estimated at $300,000 and are payable by us.

No Sales of Similar Securities

      We have agreed not to, without the prior written consent of Merrill Lynch on behalf of the underwriters, directly or indirectly, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any debt securities of or guaranteed by us or any securities convertible into or exercisable or exchangeable for debt securities of or guaranteed by us or file any registration statement under the Securities Act with respect to any of the foregoing for a period of 15 days after the date of this prospectus supplement; provided, however, we may at any time and from time to time borrow funds under our existing credit facilities.

New Issue of Notes

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Certain of the underwriters and their affiliates have from time to time provided, and may in the future provide, investment banking and general financing and banking services to us and our affiliates. Merrill Lynch & Co. acted as the dealer manager for our tender offer for Pamida's outstanding common stock. Merrill Lynch also rendered a fairness opinion in connection with the acquisition of Pamida. Merrill Lynch also acted as the lead underwriter in a secondary offering of our common stock and as lead underwriter in the initial public offering of the common stock of our subsidiary, ProVantage Health Services, Inc.

      Because more than 10% of the net proceeds of this offering may be used to repay indebtedness to affiliates of the underwriters of the offering, this offering is being conducted in accordance with NASD Conduct Rule 2710(c)(8).

                                 LEGAL MATTERS

      The validity of the notes offered hereby will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Certain legal matters relating to the notes offered hereby will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Fried, Frank, Harris, Shriver & Jacobson will rely on Godfrey & Kahn, S.C. with respect to matters governed by Wisconsin law, and Godfrey & Kahn, S.C. will rely on Fried, Frank, Harris, Shriver & Jacobson with respect to matters governed by New York law.

                                    EXPERTS

      The consolidated financial statements of ShopKo Stores, Inc. as of January 30, 1999 and January 31, 1998 and for each of the three fiscal years in the period ended January 30, 1999 incorporated by reference in this prospectus supplement and in the accompanying prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                                  $500,000,000

                              ShopKo Stores, Inc.

                        Common Stock and Debt Securities

                               -----------------

      We may offer from time to time in one or more series, together or separately,

     .  shares of common stock, or

     . unsecured debt securities consisting of debentures, notes and/or other evidences of indebtedness.

      The securities issued pursuant to this prospectus will have an aggregate public offering price of up to $500 million. The specific terms of the securities will be described in an accompanying prospectus supplement.

      The common stock is listed on The New York Stock Exchange under the trading symbol "SKO." Any common stock sold pursuant to a prospectus supplement will be listed on The New York Stock Exchange.

      We may offer the securities directly, to or through agents, underwriters or dealers which we may designate from time to time, or through a combination of such methods, at market prices prevailing at the time of sale or at prices otherwise negotiated. If any agents, underwriters or dealers are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be included, or will be calculable from the information included, in an accompanying prospectus supplement.

      This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement. Investing in the common stock or debt securities involves risks which are described in the "Risk Factors" section beginning on page 3 of this prospectus.

                               -----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                 The date of this prospectus is July 15, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Our Company................................................................   3
Risk Factors...............................................................   3
Ratio of Earnings to Fixed Charges.........................................   6
Use of Proceeds............................................................   7
Description of Common Stock................................................   7
Description of Debt Securities.............................................  10
Book-Entry Securities......................................................  15
Certain United States Federal Income Tax Consequences......................  17
Plan of Distribution.......................................................  28
Legal Matters..............................................................  30
Where You Can Find More Information .......................................  30
Incorporation of Information We File With The SEC..........................  31

                                  OUR COMPANY

      We are a leading specialty discount retailer operating 314 retail stores in 22 states, primarily in the Midwest, Western Mountain and Pacific Northwest regions as of July 8, 1999. We also serve the rapidly growing managed healthcare industry through our subsidiary, ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing pharmacy benefit and health information technology products and services to its customers. Our principal executive offices are located at 700 Pilgrim Way, Green Bay, Wisconsin 54304. Our telephone number is (920) 497-2211.

                                  RISK FACTORS

      You should carefully consider the following risk factors before deciding to purchase the securities.

Competition in the retail industry could limit our growth opportunities and reduce our profitability.

      We compete in the discount retail merchandise and retail health services businesses. These businesses are highly competitive. This competitive environment subjects us to the risk of reduced profitability. We compete with other discount retail merchants as well as mass merchants, internet retailers and other general merchandise, apparel and household merchandise retailers. Our retail health services business competes with independent and chain pharmacies and optical centers. The discount retail merchandise business is subject to excess capacity and some of our competitors are much larger and have substantially greater resources than we have. The competition for customers and store locations has intensified in recent years as larger competitors, such as Wal-Mart, Kmart and Target, have moved into our geographic markets. We expect a further increase in competition from these national discount retailers. We cannot assure you that we will be able to continue to compete successfully.

Our inability to secure additional retail store sites could limit our growth opportunities.

      If additional retail store sites are unavailable, we may not be able to carry out a significant part of our growth strategy, which could materially adversely affect our future growth. Our plans to increase the number of our retail stores will depend in part on the availability of existing retail stores or store sites. We cannot assure you that stores or sites will be available to us for purchase or lease, or that they will be available on terms acceptable to us. Rising real estate costs and construction and development costs could also inhibit our ability to grow. If we are unable to grow our retail business, our financial performance could be materially adversely affected.

Our conversion, integration and operation of companies which we acquire may not succeed or generate the expected results, which may have a significant adverse effect on our financial performance and our growth strategy and prospects.

      If we are unable to integrate companies which we acquire into our business, then our financial performance and our growth strategy and prospects may be adversely affected. A significant part of our growth strategy depends on our ability to identify and acquire companies which complement our business, such as Pamida Holdings Corporation, and to integrate those companies into our management and operational structure. This integration requires substantial management, logistical and financial resources which might otherwise be devoted to our existing operations. Our acquisition of Pamida is larger than any other acquisition we have made. Our failure to accommodate this growth could have a material adverse affect on our results of operations.

Our ProVantage subsidiary is subject to various risks, which could adversely affect our financial performance.

      If our ProVantage subsidiary is adversely affected by the business and other risks to which it is subject, then our results of operations and financial results may suffer. For fiscal 1998, our ProVantage subsidiary generated approximately 22.0% of our sales and approximately 12.5% of our income from operations. The ProVantage business is substantially different from our retail business and is subject to additional and different risks. To the extent these risks could materially and adversely effect ProVantage, they could also have a material and adverse effect on us. The risks that ProVantage is subject to include the following:

     . ProVantage's industry is very competitive and this competition is reducing profitability in ProVantage's industry.

     . Consistent with industry practice, ProVantage does not have long-term contracts with its customers, network pharmacies or pharmaceutical manufacturers and loss of a significant number of these contractual relationships could materially adversely affect ProVantage and its results of operations.

     . ProVantage is introducing new products which the market may not accept.

     . ProVantage is growing rapidly, and if ProVantage is unable to manage this growth, then its business and results of operations could be materially adversely affected.

     . ProVantage's business is subject to extensive government regulation, and if government regulations are interpreted and enforced in a manner adverse to ProVantage's business, then ProVantage may be materially adversely affected.

     . Other governmental actions, including changes in healthcare finance and reimbursement practices and patient confidentiality laws, could materially adversely affect ProVantage.

     . ProVantage may be subject to liability claims which are not covered by insurance, which may adversely affect ProVantage's results of operations.

     . ProVantage relies on the use of intellectual property, such as computer software, to conduct its business, which, if not properly protected, could be lost, restricted, copied or used by other businesses which could have a material adverse effect on ProVantage.

      The foregoing is a summary of the risk factors applicable to ProVantage. For a more complete description of those risks, please see "Risk Factors" in ProVantage's Registration Statement on Form S-1, Reg. No. 333-71743, which section is incorporated by reference in this prospectus.

Failure to successfully address the Year 2000 problem could materially adversely affect our business.

      Because we depend on the proper functioning of our computer systems and those of our vendors, systems failures could materially adversely affect our business. If our computer systems or those of our vendors are not Year 2000 compliant, we may have difficulty obtaining goods for our stores on a timely basis. We have taken steps to determine whether our vendors are or expect to be Year 2000 compliant by the end of 1999. Although we believe that we have minimized the risk of non-compliance, we cannot assure Year 2000 compliance by the end of 1999. For a further description of Year 2000 risks, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" in the prospectus supplement.

Our general merchandise business is seasonal and quarterly performance fluctuates, which may cause volatility or a decline in the price of our securities.

      Because our retail business is seasonal, our results of operations may fluctuate which may lead to significant volatility or declines in the price of our securities. Our retail general merchandise business is highly seasonal. The Christmas selling season has historically contributed a significant part of our earnings and primarily impacts the fourth fiscal quarter. Inventory imbalances caused by unanticipated fluctuations in consumer demand also results in fluctuations of our results. This seasonality and these fluctuations cause our operating results to vary considerably from quarter to quarter and could materially adversely affect the market price of our securities.

Loss of our key management personnel, especially William J. Podany, our president and chief executive officer, could materially adversely affect our business.

      Our success depends to a significant extent on the continued services of our senior management, particularly William J. Podany. We do not have employment contracts with members of our senior management, including Mr. Podany. If we lose key senior management, then our business could be materially adversely affected.

Adverse weather and general economic conditions could have a significant adverse effect on our business.

      Because our business is subject to adverse weather conditions in our retail markets, particularly in the Midwest, Western Mountain and Pacific Northwest regions, our operating results may be unexpectedly and materially adversely affected. Frequent or unusually heavy snow, ice or rain storms in our markets could have a material adverse effect on our sales and earnings and could adversely impact our ability to make scheduled interest payments on our indebtedness. General economic factors in the regions in which we operate that are beyond our control may also materially adversely affect our forecasts and actual performance. The factors that may materially adversely affect our forecasts and actual performance include:

     .  interest rates,

     .  recession,

     .  inflation,

     .  deflation,

     .  consumer credit availability,

     .  consumer debt levels,

     .  tax rates and policy,

     .  unemployment trends, and

     .  other matters that influence consumer confidence and spending.

      Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency and magnitude.

Labor conditions may have a material adverse impact on our performance.

      If we cannot attract and retain quality employees, our business will suffer. We depend on attracting and retaining quality employees. Many of our employees are in entry level or part-time positions with historically high rates of turnover. We may be unable to meet our labor needs while controlling costs due to external factors such as unemployment levels, minimum wage legislation and changing demographics.

We have a significant amount of debt which could adversely affect our business and growth prospects.

      At January 30, 1999, we had approximately $467.2 million of long-term debt and other long-term obligations. We expect to incur more debt as we expand our retail operations. This additional debt could have significant adverse effects on our business. For example, it could:

     . make it more difficult for us to obtain additional financing on favorable terms,

     . require us to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest on our debt,

     . limit our ability to capitalize on significant business opportunities,

     .  make us more vulnerable to economic downturns, and

     . contain certain covenants which restrict our ability to operate our business.

Anti-takeover provisions in our organizational documents and statutes may inhibit premium offers for our common stock.

      Anti-takeover provisions in our amended and restated articles of incorporation, by-laws and Wisconsin law and our rights plan may deter unfriendly offers or other efforts to obtain control of ShopKo. This could make us less attractive to a potential acquirer and deprive our shareholders of opportunities to sell their shares of common stock at a premium price.

Pending or future litigation could subject us to significant monetary damages.

      If we become subject to liability claims which are in excess of our insurance coverage or are not covered by our insurance policies, then we may be liable for damages and other expenses which could have a material adverse effect on our business, operating results and financial condition. In addition, any claims against us, regardless of merit or eventual outcome, may have a material adverse effect on our reputation and business. The sale of retail merchandise and provision of in-store pharmacy and optical services entail a risk of litigation and liability. We are currently subject to a number of lawsuits, and we expect that from time to time we will be subject to similar suits in the ordinary course of business. We currently maintain insurance intended to cover a majority of liability claims, subject to a $250,000 deductible for general liability claims and a $500,000 deductible for liability claims arising from prescription dispensing errors. We believe that our insurance programs are adequate. We cannot assure you that we will be able to maintain appropriate types or levels of insurance in the future, that adequate replacement policies will be available on acceptable terms, or that insurance will cover all claims against us.

                       RATIO OF EARNINGS TO FIXED CHARGES

      Our consolidated ratios of earnings to fixed charges are as follows:

                                                                          Fiscal Quarters
                                       Fiscal Years Ended                      Ended
                         ----------------------------------------------- -----------------
                         Feb. 25, Feb. 24, Feb. 22,   Jan 31,   Jan. 30,  May 2,   May 1,
                           1995     1996     1997      1998       1999     1998     1999
                         (52 wks) (52 wks) (52 wks) (49 wks)(1) (52 wks) (13 wks) (13 wks)
                         -------- -------- -------- ----------- -------- -------- --------
Ratio of Earnings to
 Fixed Charges..........   2.9      2.7      3.2        3.4       3.2      1.4      1.7

--------

(1) We changed our fiscal year end from the last Saturday in February to the Saturday nearest January 31.

      For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before change in accounting principle plus income taxes, interest expense, the interest portion of rent expense and amortization expense of capitalized interest. Fixed charges consist of interest expense, the interest portion of rental expense and capitalized interest.

                                USE OF PROCEEDS

      Unless we indicate a different use in an accompanying prospectus supplement, the net proceeds from the sale of the securities will be added to our general funds and may be used for:

  .working capital,

  .capital expenditures,

  .debt refinancing or debt reduction,

  .acquisition of companies, businesses, real property, store sites and other assets,

  .short-term investments pending use of such funds for other purposes, and

  .other general corporate purposes.

                          DESCRIPTION OF COMMON STOCK

General

      We have 75,000,000 shares of common stock, $0.01 par value per share, authorized for issuance. As of March 31, 1999, we had 26,140,380 shares of common stock issued and outstanding. All of such shares are validly issued, fully paid and non-assessable, and upon completion of the offering all of the outstanding shares of common stock will be validly issued, fully paid and non-assessable, except as provided by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, the WBCL. Under Section 180.0622(2)(b), holders of common stock are liable up to the amount equal to the par value of the common stock owned by such holder for all debt owing to employees for services performed, but not exceeding six months' service in any one case. Some Wisconsin courts have interpreted "par value" to mean the full amount paid by the holders to purchase the common stock.

      We have summarized below certain provisions of our common stock. This summary is not complete. You should refer to all of the provisions of our amended and restated articles of incorporation and by-laws, which have been filed as exhibits to the registration statement.

      Voting. For all matters submitted to a vote of shareholders, each holder of common stock is entitled to one vote for each share held of record. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock and any voting limitations imposed by the WBCL, persons who hold more than 50% of the outstanding common stock can elect all of the directors who are nominated for election in a particular year.

      Staggered Board of Directors. Our amended and restated articles of incorporation divide the board of directors into three classes serving staggered three-year terms. As a result, at least two annual meetings will generally be required for shareholders to effect a change of a majority of the board of directors. Any director, or the entire board of directors, may be removed from office only for cause. Proposals to amend, alter or repeal these provisions in the amended and restated articles of incorporation require a 75% vote of shareholders and a majority vote of each class or series, if any.

      Dividends. If our board of directors declares a dividend, holders of common stock will receive payments from the funds of ShopKo that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

      Liquidation. If ShopKo is dissolved, the holders of common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

      Other Rights and Restrictions. Holders of common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not redeemable.

      Listing. Our common stock is listed on The New York Stock Exchange.

      Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Norwest Shareowner Services.

Anti-Takeover Provisions

      Certain provisions of our shareholder rights plan and the WBCL could have the effect of delaying, deterring or preventing a change in control of ShopKo.

Shareholder Rights Plan

      We have a shareholder rights plan pursuant to which one right to purchase one one-thousandth of a share of Series B junior participating preferred stock, par value $0.01 per share, is attached to each outstanding share of common stock. One right also attaches to each newly issued share of our common stock. Each right, when exercisable, represents the right to purchase one one-thousandth of a share of Series B junior participating preferred stock at a specified price. The rights become exercisable ten days after a person or group acquires 15% or more of our outstanding common stock, or commences or announces a tender or exchange offer which would result in such ownership of 15% or more of our outstanding common stock.

      If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15% or more of our outstanding common stock, each right not owned by the acquiring person would permit the purchase, for the exercise price of $100.00, of common stock having a market value of twice the exercise price.

      The rights expire on September 23, 2007, unless earlier redeemed by us in accordance with the terms of the rights plan. The purchase price payable and the shares of Series B junior participating preferred stock issuable upon exercise of the rights is subject to adjustment from time to time as specified in the rights plan. In addition, the board of directors retains the authority to redeem, at $0.01 per right, and replace the rights with new rights at any time, provided that no such redemption could occur after a person or group acquires 15% or more of our outstanding common stock.

      Shares of Series B junior participating preferred stock, when issued upon exercise of the rights, will be nonredeemable and will rank junior to all series of any other class of preferred stock. Each share of Series B junior participating preferred stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $10.00 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series B junior participating preferred stock will be entitled to a preferential liquidation payment equal to the greater of $1,000.00 per share or 1,000 times the payment made per share of common stock. Each share of Series B junior participating preferred stock will entitle the holder to 1,000 votes, and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series B junior participating preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. The rights described above are subject to antidilution adjustments. The number of shares constituting the series of Series B junior participating preferred stock is 100,000.

Wisconsin Business Corporation Law

      Restrictions on Business Combinations. Sections 180.1130 to 180.1134 of the WBCL provide generally that in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, such as ShopKo, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (2) two-thirds of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate of a significant shareholder who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation, or any subsidiary thereof, with, or the sale or other disposition of substantially all of the property and assets of the issuing public corporation to, any significant shareholder or affiliate of a significant shareholder. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation. These statutory sections also restrict the repurchase of shares and the sale of corporate assets by an issuing public corporation in response to a takeover offer.

      Sections 180.1140 to 180.1144 of the WBCL prohibit certain business combinations between a resident domestic corporation, such as ShopKo, and a person beneficially owning 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, within three years after the date such person became a 10% beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation's board of directors. A person who owns 10% or more of the voting power of a resident domestic corporation is known as an interested shareholder. After the three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

      Control Share Voting Restrictions. Under Section 180.1150(2) of the WBCL, if any person owns shares of a resident domestic corporation, such as ShopKo, which represent in excess of 20% of the voting power in the election of directors, then the voting power of the excess shares will be reduced to 10% of their full voting power on all matters. This reduction in voting power will not occur if provided otherwise in the articles of incorporation or if full voting rights of the excess shares have been restored at a special meeting of the shareholders called for that purpose. This statute is designated to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person.
Section 180.1150(3) excludes shares held or acquired under certain circumstances from the application of Section 180.1150(2), including, among others, shares acquired directly from ShopKo and shares acquired in a merger or share exchange to which ShopKo is a party.

      Constituency Provision. Under Section 180.0827 of the WBCL, in discharging his or her duties, a director or officer of ShopKo may, in addition to considering the effects of any action on shareholders, consider the effects of any action on employees, suppliers, customers, the communities in which ShopKo operates and any other factors that the director or officer considers pertinent.

                         DESCRIPTION OF DEBT SECURITIES

      The debt securities we may offer will be senior debt securities. The securities will be issued under an indenture dated July 15, 1993 between us and First Trust National Association, as trustee. A copy of the form of indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part.

      We have summarized selected provisions of the indenture. The summary is not complete. You should read the indenture for provisions that may be important to you.

Terms of the Securities

      The securities will be not be secured by any of our assets. The indenture does not limit the amount of securities that we may issue and provides that we may issue securities from time to time in one or more series. The indenture does not limit the principal amount of any particular series of securities. The securities will rank equally with all of our other unsecured and non-subordinated indebtedness.

      Each prospectus supplement will specify the particular terms of the securities offered. These terms may include:

     .  the title of the securities,

     .  any limit on the aggregate principal amount of the securities,

     .  the date or dates on which the securities will mature,

     . the interest rate or rates of the securities, if any, and the date or dates from which interest will accrue,

     . the interest payment dates, the dates on which payment of any interest will begin and the regular record dates,

     . any mandatory or optional redemption provisions applicable to the securities,

     . any mandatory or optional sinking fund or similar provisions applicable to the securities,

     . the terms on which the securities may be repayable prior to final maturity,

     . the portion of the principal amount payable upon acceleration of maturity,

     .  certain events of default,

     . if other than U.S. dollars, the currency or currencies in which payments on the securities will be payable,

     . the method of determining the amount of any payments on the securities which are linked to an index,

     . whether the securities will be issuable only in global form, which is known as a global security, and, if so, the identity of the depositary for the global security and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depositary, and

     .  any other specific terms of the securities.

      Some of the securities may be issued as original issue discount securities. Original issue discount securities bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount. The prospectus supplement will also contain any special tax or other information relating to original issue discount securities.

Events of Default

      The following will be events of default under the indenture with respect to securities of a series:

     . our failure to pay principal of, or any premium on, any security of that series when the payment is due,

     . our failure to pay any interest on any security of that series when the interest payment is due, and continuance of this default for 30 days,

     . our failure to deposit any sinking fund payment for security of that series when the deposit is due,

     . our failure to perform any of our other covenants in the indenture, other than a covenant included in the indenture solely for the benefit of a different series of securities, which has continued for 60 days after we have been given written notice of the default as provided in the indenture,

     . acceleration of indebtedness in a principal amount of at least $25,000,000 for money borrowed by us or by a subsidiary, and the acceleration is not annulled, or we do not discharge the indebtedness, within 10 days after written notice is given according to the indenture,

     . the occurrence of certain events in bankruptcy, insolvency or reorganization, and

     .  any other event of default regarding that series of securities.

      If an event of default in connection with any outstanding series of securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding securities of that series may declare the principal amount due and payable immediately. If the securities of that series are original issue discount securities, the holders of at least 25% in principal amount of those securities may declare the portion of the principal amount specified in the terms of that series of securities to be due and payable immediately. In either case, a written notice must be given to us, and must also be given to the trustee, if notice is given by the holders instead of the trustee. Subject to certain conditions, the declaration of acceleration may be rescinded and annulled, and past defaults, except nonpayment of accelerated principal, may be waived, by the holders of a majority of the principal amount of securities of that series.

      You should refer to the prospectus supplement relating to each series of securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity upon the occurrence and continuation of an event of default.

Consolidation, Merger and Transfer of Assets

      We may not consolidate or merge with or into any other person, and we may not convey, transfer or lease all or substantially all of our properties or assets to another person, unless

     . the person, other than us, surviving the merger, formed by the consolidation or which acquires our assets expressly assumes our obligations under the indenture,

     .  there is no event of default, and

     . if our property or assets become subject to a lien which is not permitted by the limitations on liens in the indenture, we or our successor secure the securities equally and ratably with debt secured by the impermissible lien.

Registration and Transfer

      Unless otherwise indicated in the applicable prospectus supplement, each series of the offered securities will be issued in registered form only, without coupons.

      Unless otherwise indicated in the applicable prospectus supplement, the securities issued in certificated form will be issued in integral multiples of $1,000.00. No service charge will be made for any transfer or exchange of the securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

Payment and Paying Agent

      We will pay principal, interest and any premium on fully registered securities at the office or agency of the trustee in St. Paul, Minnesota. At our option, payment of interest on fully registered securities may also be made by check mailed to the persons in whose names the securities are registered.

No Protection in the Event of a Highly Leveraged Transaction

      The indenture does not protect holders from a sudden and significant decline in the credit quality of ShopKo resulting from takeovers, recapitalizations, similar restructurings or other highly leveraged transactions.

Global Securities

      The securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary that we will identify in a prospectus supplement. Unless and until a global security is exchanged in whole or in part for individual certificates in definitive form which evidence the securities represented by a global security, a global security may not be transferred except as a whole by the depositary to a nominee of that depositary or by a nominee of that depositary to a depositary or another nominee of that depositary.

      The specific terms of the depositary arrangements for each series of securities will be described in the applicable prospectus supplement.

Modification and Waiver

      The indenture provides that modifications and amendments may be made by us and the trustee with the consent of the holders of a majority of the principal amount of the outstanding securities of each series affected by the amendment of modification. However, no modification or amendment may, without the consent of each holder affected:

     . change the stated maturity date of the principal of, or any installment of interest on, any security,

     . reduce the principal amount, the premium or interest on any security,

     . reduce the principal amount of original issue discount securities which could be declared due and payable upon an acceleration of their maturity,

     . change the place of payment or currency in which any security or any premium or interest thereon is payable,

     . impair the right to institute suit for the enforcement of any payment on or after the stated maturity date of any security,

     . reduce the percentage of securities required to modify or amend the indenture, or

     . reduce the percentage of the principal amount of securities of any series necessary for waiver of compliance with certain provisions or for waiver of certain defaults under the indenture.

      The holders of a majority of the principal amount of the outstanding securities of any series may waive compliance by us with certain provisions of the indentures. The holders of a majority of the principal amount of the outstanding securities of any series may waive any past default under applicable indenture with respect to that series, except a default in the payment of the principal, or any premium or interest payable on security of that series or in respect of a provision which under the indenture cannot be modified or amended, without the consent of each affected holder.

Defeasance of Debt Securities or Covenants

      Defeasance and Discharge. We may be discharged from our obligations with respect to the securities of any series upon the deposit with the trustee, in trust, of money and/or U.S. government obligations sufficient to pay and discharge the principal, and premium, if any, and interest on and any mandatory sinking fund payments in respect of the securities of that series on the stated maturity date of the payments in accordance with the terms of the indenture and the securities. A discharge may only occur if we have received from, or there has been published by, the Internal Revenue Service a ruling, or there has been a change in the federal income tax law, in each case stating that holders of the outstanding securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as they would have been if the deposit, defeasance and discharge had not occurred.

      Covenant Defeasance. At our option, we may omit to comply with and have no liability with respect to certain covenants set forth in the indenture, but the remainder of the indenture and the securities of that series will be unaffected. In order to exercise our option, we will be required to deposit with the trustee money and/or U.S. government obligations sufficient to pay principal, and premium, if any, and interest on and any mandatory sinking fund payments in respect of the securities of the series on the stated maturity date of the payments in accordance with the terms of the indenture and the securities. We will also be required to deliver to the trustee certain evidence to the effect that the deposit and related covenant defeasance will not cause the holders of the outstanding securities of that series to recognize gain or loss for federal income tax purposes as a result of our deposit and related covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as they would have been if the deposit and related covenant defeasance had not occurred.

Limitations on Liens

      We may not, and may not permit any subsidiary to, incur or suffer to exist any lien on any operating property or on any shares of stock of any subsidiary without securing the securities equally and ratably with the lien.

      This limitation will not apply to:

     .  liens existing at the date of the indenture,

     .  liens securing only the securities issued under the indenture,

     .  liens in favor of only ShopKo,

     . liens on property of a person existing at the time the person merges into or consolidates with ShopKo or any subsidiary,

     . liens on property existing immediately prior to the time of acquisition,

     . liens on an operating property to secure debt incurred for financing all or part of the purchase price or cost of construction or improvement provided that the operating property first becomes an operating property after, or construction or development of the operating property is underway on and completed after, March 12, 1992 and is incurred within 24 months after the later of the purchase and the completion of construction or improvements,

     . liens securing debt incurred to extend, renew, refinance or refund debt secured by any lien referred to above, and

     .  liens securing debt owed by us to a wholly-owned subsidiary.

Limitations on Sale and Leaseback Transactions

      A sale and leaseback transaction is an arrangement with any lender or investor providing for the leasing by the lender or investor of any operating property that within a certain time period has been or is to be sold, conveyed, transferred or otherwise disposed of by the lender or investor with the intention of taking back a lease on the operating property. We may not, and may not permit any subsidiary to, enter into any sale and leaseback transaction without equally and ratably securing the securities, or, if none, any other indebtedness or, if none, indebtedness of any subsidiary, unless:

     . the sum of (a) the principal amount of debt secured by all liens incurred after the date of the indenture and otherwise prohibited by the indenture and (b) the attributable value of all sale and leaseback transactions entered into after the date of the indenture and otherwise prohibited by the indenture does not exceed 15% of our consolidated tangible assets, or

     . we or the subsidiary apply or commit to apply, within 60 days before or after the sale transaction pursuant to the sale and leaseback transaction, an amount equal to the net available proceeds from the transaction to the repayment of our indebtedness, including any outstanding securities.

      The foregoing limitation will not apply to any sale and leaseback transaction for a term of not more than 36 months.

Additional Provisions

      We may in certain circumstances set any day as the record date for the purpose of determining the holders of outstanding securities of any series entitled to give or take any request, demand, authorization, direction, notice, waiver or other action as provided or permitted by the indenture.

      The trustee has the duty to act with the required standard of care during an event of default. The trustee is not otherwise obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the securities, unless the holders have offered the trustee reasonable indemnification. The indenture provides that the holders of a majority of the principal amount of outstanding securities of any series may, in certain circumstances, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee.

      No holder of a security of any series will have the right to institute any proceeding for any remedy under the applicable indenture, unless:

     . the holder has provided the trustee with written notice of a continuing event of default regarding the holder's series of securities,

     . the holders of at least 25% in principal amount of the outstanding securities of a series have made a written request, and offered reasonable indemnity to the trustee, to institute a proceeding for remedy,

     . the trustee has not received a direction during such 60 day period inconsistent with such request from the holders of a majority in principal amount of the outstanding securities of that series, and

     . the trustee has failed to institute the proceeding within 60 days after the receipt of such request.

      However, the holder of any security will have an absolute and unconditional right to receive payment of the principal, any premium, any interest or any additional amounts in respect of such security on or after the due dates expressed in such security and to institute suit for the enforcement of any such payment.

      We are required to furnish the trustee an annual statement regarding whether we are in default under the indenture. The trustee may withhold notice to the holders of securities of any series of any default, except notice of nonpayment of principal, any premium, interest or any sinking fund payment, with respect to the securities of the series if the trustee considers it in the interests of the holders of securities of the series to do so.

The Trustee

      The trustee is affiliated with First Bank National Association. The trustee is also the trustee under two other indentures with us dated as of March 22, 1992 under which we have issued senior notes. We have a letter of credit arrangement with and receive certain cash management services from First Bank. First Bank also participates in our revolving credit agreement. In addition, we may enter into other borrowing arrangements with First Bank in the future. As a result, if a default occurs with respect to securities of any series, the trustee may be deemed to have a conflict of interest which would require it to resign as trustee and require us to appoint a successor trustee.

                             BOOK-ENTRY SECURITIES

      Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities in the form of one or more book-entry certificates, which is referred to below as the book-entry security, registered in the name of a depositary or a nominee of a depositary. Unless we specify otherwise in the applicable prospectus supplement, the depositary will be The Depository Trust Company, or DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede & Co. is expected to be the initial registered holder of all securities that we issue in book-entry form.

      No person that acquires a beneficial interest in a book-entry security, known as a beneficial owner, will be entitled to receive a certificate, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to beneficial owners will refer to payments and notices to DTC or Cede & Co., as the registered holder of a book-entry security.

      DTC has informed us that it is:

     . A limited purpose trust company organized under New York banking laws;

     . A "banking organization" within the meaning of the New York banking laws;

     .  A member of the Federal Reserve System; and

     .  A "clearing agency" registered under the Exchange Act.

      DTC has also informed us that it was created to:

     . Hold securities for its participating clients, known as participants; and

     . Facilitate the clearance and settlement of securities transactions among participants through electronic book-entry, thereby eliminating the need for the physical movement of securities certificates.

      Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which are referred to as indirect participants.

      Persons that are not participants or indirect participants but that desire to buy, sell or otherwise transfer ownership of or interest in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as such payments will be forwarded by our agent to Cede & Co., as nominee for DTC. DTC will forward such payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent or trustee as registered holders of the securities entitled to the benefits of the certificate or the applicable Indenture. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

      Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with which beneficial owners of securities have accounts are also required to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

      Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge such securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for such securities.

      DTC has advised us that DTC will take any action permitted to be taken by a registered holder of any securities under the certificate or the applicable indenture, only at the direction of one or more participants to whose accounts with DTC such securities are credited.

      Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

     . DTC notifies us that it is unwilling or unable to continue as depositary for such book-entry security or DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered;

     . We execute and deliver to the applicable registrar, transfer agent and/or trustee an order complying with the requirements of the certificate or the applicable indenture that such book-entry security will be so exchangeable; or

     . There is a default in the payment of any amount due in respect of the securities or an event of default.

Any book-entry security that is exchangeable pursuant to the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

      If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for reregistration, the registrar, transfer agent or trustee, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

      Except as described above:

     . A book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depositary appointed by us; and

     . DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless such beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

      We, the trustees, any registrar and transfer agent, or any agent of any of them, will not have any responsibility or liability for any aspect of DTC's or any participant's records relating to, or for payments made on account of, beneficial interests in a book-entry security.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of debt securities, or common stock, as the case may be, by U.S. Holders (as defined below). This summary is for general information only and is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable income tax regulations, published rulings, administrative pronouncements and court decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations at any time and in some circumstances with retroactive effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under the federal income tax laws, including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, brokers, dealers, traders in securities that elect market-to-market accounting treatment, foreign persons and entities, persons holding securities as part of a "straddle", "conversion" or hedging transaction, Non-U.S. Holders (as defined below) who own, actually or constructively, more than 5% of our common stock, or persons whose functional currency is not the U.S. Dollar. In addition, this summary does not consider the effect of any foreign, state, local or other tax laws, or any other United States tax consequences other than income tax consequences, that may be applicable to particular investors. This summary also assumes that the securities, or common stock, as the case may be, are held as capital assets. Each prospective purchaser of the securities should consult its own tax advisor concerning the application of United States federal income tax laws to its particular situation as well as any consequences of the purchase, ownership and disposition of the securities, or common stock, as the case may be, arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a debt security or common stock, as the case may be, that is, for United States federal income tax purposes,

     .  a citizen or individual resident of the United States,

     . a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations,

     . an estate the income of which is subject to United States federal income taxation regardless of its source, or

     . a trust if, in general, a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Debt Securities

Payments of Stated Interest

      Generally, the amount of any stated interest payment on a debt security which constitutes "qualified stated interest" (as defined below), will be taxable to a U.S. Holder as ordinary interest income when it is accrued or received in accordance with the U.S. Holder's method of accounting for federal income tax purposes.

Original Issue Discount

      If a U.S. Holder holds a security which has original issue discount ("OID"), as defined below, and a maturity of more than one year from its date of issue (a "discount security"), such U.S. Holder will generally be required to recognize such OID as ordinary interest income on a constant yield basis in advance of the receipt of cash payments to which such income is attributable, regardless of the U.S. Holder's method of tax accounting.

      A security has OID to the extent that the security's "stated redemption price at maturity" exceeds its "issue price;" provided that such excess equals or exceeds a de minimis amount (generally defined as 0.25% of the security's stated redemption price at maturity multiplied by the number of complete years from its issue date to its maturity). The stated redemption price at maturity of a security is the sum of all payments provided by the security other than payments of "qualified stated interest." The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of ours) at least annually at a single fixed rate, or at certain floating rates, that appropriately takes into account the length of the interval between stated interest payments. The issue price of a security is the first price at which a substantial amount of such issue of securities has been sold, ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of dealers, placement agents, or wholesalers.

      In general, if the excess of a security's stated redemption price at maturity over its issue price is de minimis, then such excess constitutes "de minimis OID." Unless the election described below under "--Possible Election to Treat All Interest as OID" is made, such a security will not be treated as issued with OID (in which case the following paragraphs under "--Original Issue Discount" will not apply) and a U.S. Holder of such a security will recognize capital gain with respect to such de minimis OID as stated principal payments on the security are made. The amount of such gain with respect to each such payment will equal the product of the total amount of the security's de minimis OID and a fraction, the numerator of which is the amount of the principal payment and the denominator of which is the stated principal amount of the security.

      Except as described below with respect to short-term securities (as hereinafter defined), the amount of OID that a U.S. Holder will be required to include in gross income in a taxable year will equal the sum of the "daily portions" of OID, determined by allocating to each day of the taxable year during which the U.S. Holder holds the security a pro rata portion of OID allocable to each "accrual period" in such taxable year. An accrual period may be of any length selected by the U.S. Holder and the accrual periods may vary in length over the term of the security as long as (1) each accrual period is no longer than one year, and (2) each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to each accrual period generally will equal the product of (1) the security's "adjusted issue price" at the beginning of such accrual period and (2) its "yield to maturity" determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period, less the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a security at the beginning of the first accrual period is simply the issue price. Thereafter, the "adjusted issue price" of a security generally is the sum of the issue price plus the amount of OID previously includible in the gross income of the U.S. Holder reduced by the amount of any payments previously made on the security, other than payments of qualified stated interest. A discount security's "yield to maturity" is the discount rate that causes the present value on the issue date of the payments provided for in such security to equal the security's issue price. Thus, under these rules, a U.S. Holder generally will have to include in gross income increasingly greater amounts of OID during the life of the security. Special rules apply for calculating OID in short initial or final accrual periods.

      Optional Redemption. Generally, special rules apply for determining the yield to maturity of discount securities which are subject to certain options. If we have an unconditional option to redeem a discount security, or the U.S. Holder has an unconditional option to cause a discount security to be repurchased, in any case prior to the discount security's stated maturity, such option will be presumed to be exercised if, by utilizing any date on which such discount security may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of the discount security as the stated redemption price at maturity, the yield on the discount security would be (a) in the case of an option of ours, lower than its yield to stated maturity or (b) in the case of an option of the U.S. Holder, higher than its yield to stated maturity. If such option is not in fact exercised when presumed to be exercised, the discount security would be treated solely for OID purposes as if it were retired and then reissued on the presumed exercise date for an amount equal to the discount security's adjusted issue price on that date.

      Acquisition Premium. A U.S. Holder that purchases a discount security for an amount that is greater than its adjusted issue price and less than or equal to the sum of all amounts payable on the discount security after the purchase date, other than payments of qualified stated interest, will be considered to have purchased such discount security at an "acquisition premium." Under the acquisition premium rules, the daily portion of OID which such U.S. Holder must otherwise include in its gross income with respect to such discount security for any day will be reduced by an amount which would be the daily portion of OID for such day multiplied by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the discount security immediately after its purchase over the adjusted issue price of the discount security, and the denominator of which is the sum of the daily portions for such discount security for all days after the date of purchase and ending on the stated maturity date, i.e., the total OID remaining on the discount security.

      Alternatively, rather than applying the acquisition premium fraction to reduce the daily portion of accrued OID, a U.S. Holder of a discount security may, as discussed below under "--Possible Election to Treat All Interest as OID", elect to treat all interest on the discount security as OID, adjusted for acquisition premium, and thus compute OID by treating the purchase of the discount security as a purchase at original issuance and applying the mechanics of the constant yield method. Prior to making this election, a U.S. Holder of a discount security should consult its own tax advisor concerning the potential United States federal income tax consequences of such election in its particular situation.

      Variable Securities. Floating rate securities and indexed securities ("variable securities") that qualify as "variable rate debt instruments" will be subject to special rules. Generally, provided the variable security provides for stated interest at a single "qualified floating rate" or "objective rate" (each as defined in the applicable income tax regulations) that is unconditionally payable in cash or in property, other than debt instruments of ours, at least annually, then (a) all stated interest with respect to such variable security is qualified stated interest, and (b) the amount of OID, if any, is determined under the general OID rules (as described above under "-- Original Issue Discount") by assuming that the variable rate is a fixed rate equal to (a) in the case of a qualified floating rate or inverse floating rate, the value, as of the issue date, of such qualified floating rate or inverse floating rate, or (b) in the case of an objective rate other than an inverse floating rate, a rate that reflects the yield that is reasonably expected for such variable security. Additional rules will apply, as set forth in the applicable pricing supplement, if a variable security does not provide for stated interest at a single qualified floating rate or objective rate, or if a variable security provides for stated interest either at one or more qualified floating rates or at an inverse floating rate and in addition provides for stated interest at a single fixed rate.

      Short-Term Securities. A security that has a fixed maturity date of not more than one year from the date of issue (a "short-term security") will be treated as issued with OID equal to the excess of the total principal and interest payments thereon over its issue price. Generally, an individual or other cash basis U.S. Holder of a short-term security is not required to include OID in gross income currently for United States federal income tax purposes unless it elects to do so. Such an election by a cash basis U.S. Holder will apply to all short-term obligations acquired on or after the beginning of the first taxable year to which the election applies and in all subsequent taxable years unless the IRS consents to the revocation of the election. Accrual basis U.S. Holders and certain other U.S. Holders, including banks, regulated investment companies, dealers in securities, common trust funds, U.S. Holders that hold short-term securities as part of certain identified hedging transactions, certain pass-through entities and cash basis U.S. Holders that so elect, are required to include currently in gross income the OID on a short-term security on either a straight-line basis or, at the irrevocable election of the U.S. Holder, under the constant yield method based on daily compounding. In the case of a U.S. Holder not required and not electing to include OID in gross income currently, any gain realized on the sale or retirement of the short-term security will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an irrevocable election is made to accrue the OID under the constant yield method) through the date of sale or retirement. U.S. Holders that are not required and do not elect to include OID on short-term securities in gross income currently will be required to defer deductions for all or a portion of interest expense on indebtedness incurred or maintained to purchase or carry the short-term securities.

      Any U.S. Holder of a short-term security can elect to apply the rules in the preceding paragraph taking into account the amount of "acquisition discount," if any, with respect to the security, rather than the OID with respect to such security. Such election will apply to all short-term debt obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and in all subsequent taxable years, and may not be revoked without the consent of the IRS. Acquisition discount is the excess of the stated redemption price at maturity of the short-term security over the U.S. Holder's purchase price therefor. Acquisition discount will be treated as accruing on a ratable basis or, at the irrevocable election of the holder, on a constant yield basis (with daily compounding).

      For purposes of determining the amount of OID or acquisition discount subject to these rules, the OID rules provide that no interest payments on a short-term security are qualified stated interest and, therefore, such interest payments are included in the short-term security's stated redemption price at maturity.

Market Discount

      The market discount rules in the Code generally provide that if a person acquires a security, other than a short-term security, with more than a de minimis amount of "market discount" (the amount by which the stated redemption price at maturity or, in the case of a discount security, the "revised issue price" of the security exceeds the U.S. Holder's tax basis for the security immediately following its acquisition) (a "market discount security"), any gain realized upon a disposition, including redemption or retirement, of the security (other than in connection with certain nonrecognition transactions), or any partial principal payment on the security, will be treated as ordinary income (generally, interest income) to the extent of the market discount which accrued while such U.S. Holder held the security. The "revised issue price" of a market discount security is equal to the issue price of the security plus the amount of OID includible in the income of all holders for periods prior to the acquisition of the security by the U.S. Holder, determined without regard to the acquisition premium rules discussed above. Market discount is de minimis if it is less than 0.25% of the security's stated redemption price at maturity multiplied by the number of complete years remaining from the time the taxpayor acquired the security until its maturity. The amount of market discount treated as having accrued will be determined either (a) on a ratable basis by multiplying the market discount and a fraction, the numerator of which is the number of days the security was held by the U.S. Holder and the denominator of which is the total number of days after the date such U.S. Holder acquired the security up to and including its maturity date, or (b) if the U.S. Holder so elects on an irrevocable basis with respect to the security, on a constant yield basis. The market discount rules also provide that a U.S. Holder that acquires a market discount security may be required to defer the deduction of all or a portion of interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the security until the holder disposes of the security in a taxable transaction.

      Instead of recognizing market discount, if any, upon the disposition of, or partial principal payment on, a market discount security, a U.S. Holder may elect to include market discount in gross income currently as it accrues, either on a ratable basis or on a constant yield basis, as described above. The current inclusion election, once made, applies to all market discount obligations of the holder acquired on or after the first day of the taxable year in which the election applies and in all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder elects to include market discount in gross income in accordance with these rules (or makes the election described below under "--Possible Election to Treat All Interest as OID"), the foregoing discussion regarding the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry the security would not apply. Further, if a U.S. Holder makes the election, discussed below, to treat as OID all interest on a market discount security, the U.S. Holder is deemed to have made the election to include market discount in gross income currently using a constant yield method on all other market discount obligations. Finally, if a U.S. Holder has previously made the election to include market discount currently, the conformity requirements of that election are satisfied for market discount securities with respect to which the U.S. Holder elects to treat all interest as OID.

      The Treasury Department is authorized to issue regulations implementing the market discount provisions of the Code. The Treasury Department has not issued or proposed any such regulations. It is impossible to anticipate what effect, if any, such regulations would have on purchasers of the securities.

      On February 1, 1999, the Clinton Administration proposed an amendment to the market discount rules in the Code that, if enacted, will require a U.S. Holder that uses the accrual method of tax accounting to include market discount in gross income currently as it accrues, using a yield for purposes of accruing market discount that is limited to the greater of (a) the original yield to maturity of the security plus 5% or (b) the applicable federal rate at the time the U.S. Holder acquired the security plus 5%. This amendment is proposed to apply to debt instruments acquired on or after the date of its enactment. It is impossible, however, to predict whether the proposed amendment will be enacted and, if enacted, whether it will be enacted in its proposed form. U.S. Holders of market discount securities that use the accrual method of tax accounting should consult their own tax advisors regarding the proposed amendment.

Amortizable Bond Premium

      Generally, if the tax basis of a security immediately after its purchase by a U.S. Holder exceeds the sum of all amounts payable on the security after the purchase date, other than payments of qualified stated interest, such excess will constitute "bond premium" which a U.S. Holder may elect to amortize over the period from the security's acquisition date to its maturity date (or, in certain circumstances, until an earlier call date). A U.S. Holder that purchases a security with bond premium is not required to include in gross income any OID on the security. A U.S. Holder which makes the election to amortize bond premium is required to allocate the bond premium to each accrual period under the constant yield method, using a yield computed based on the U.S. Holder's initial tax basis for the security and all payments to be made thereon after the security's acquisition date, in a manner similar to the application of such method in the accrual of OID (as discussed above). The amount of the amortized bond premium allocated to an accrual period generally will be treated first as a reduction of the qualified stated interest on the security included by the U.S. Holder in that accrual period to the extent thereof, then as a deduction allowed in that accrual period to the extent of the U.S. Holder's prior interest inclusions on the security, and finally as a carryforward allowable against the U.S. Holder's future interest inclusions on the security. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the security by the amount of the bond premium used to reduce qualified stated interest on the security and the amount allowed as a deduction against the U.S. Holder's prior interest inclusions on the security. The election to amortize bond premium will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired, and is irrevocable without the consent of the IRS. The election to treat all interest, including for this purpose, amortizable bond premium, as OID (discussed below under "-- Possible Election to Treat All Interest as OID") is deemed to be an election to amortize bond premium for purposes of the conformity requirements of the latter election. In addition, if a U.S. Holder has already made an election to amortize bond premium, the conformity requirements will be deemed satisfied with respect to a security for which the U.S. Holder makes an election to treat all interest as OID.

      In the case of a security that may be called at a premium prior to maturity, an earlier call date of the security is treated as the maturity date of the security and the amount of bond premium is determined by treating the amount payable on such call date as the amount payable at maturity if such a calculation produces a smaller amortizable bond premium than the method described in the preceding paragraph. If the security is not redeemed on such call date, the remaining bond premium may be amortized to a later call date or to maturity under the rules set forth above. In general terms, if a security purchased with bond premium is redeemed prior to its maturity, a U.S. Holder that has elected to amortize the bond premium may deduct any remaining unamortized bond premium as an ordinary loss in the taxable year of the redemption.

      If an election to amortize bond premium is not made by a U.S. Holder, the U.S. Holder must include in gross income the full amount of each interest payment on the security and will include the bond premium in its tax basis for the security for purposes of computing its gain or loss on the disposition of the security.

      Special rules apply to certain variable securities, and U.S. Holders should consult their tax advisors regarding these rules.

Possible Election to Treat All Interest as OID

      A U.S. Holder of a debt instrument is entitled to elect to treat all interest that accrues on the instrument as OID. Interest for this purpose includes stated interest, OID (including any de minimis OID), acquisition discount, market discount (including any de minimis market discount), and unstated interest, adjusted for amortizable bond premium and acquisition premium. Special rules and limitations apply to taxpayors that make this election and, as discussed herein, this election may affect the tax treatment of other debt instruments held by a U.S. Holder. The election is made for the year in which the U.S. Holder acquired the security, and may not be revoked without the consent of the IRS. Prior to making such an election, U.S. Holders should consult their own tax advisors regarding the decision of whether to make this election.

Disposition of a Security

      Except as discussed above, upon the sale, exchange, retirement or other taxable disposition of a security, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the disposition, other than amounts representing accrued and unpaid interest, which will be taxable as such, and such U.S. Holder's adjusted tax basis in such security. A U.S. Holder's adjusted tax basis in a security generally will equal such U.S. Holder's initial investment in such security, increased by any OID or acquisition discount and any accrued market discount includible in gross income, and decreased by the amount of any payments that are not qualified stated interest payments and amortizable bond premium applied to reduce, or allowed as a deduction against, interest with respect to such security. Except as discussed above with respect to short-term securities, market discount securities and contingent securities, such gain or loss generally will be long-term capital gain or loss if the security was held for more than one year at the time of the disposition.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to payments of principal, any premium and interest on a security, including accrual of OID on a discount security, and the proceeds of the sale of a security before maturity within the United States to non-corporate U.S. Holders. In addition, "backup withholding" at a rate of 31% will apply to such payments and to payments of OID if the U.S. Holder fails to provide an accurate taxpayor identification number or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

      Any amounts withheld under the backup withholding rules from payment to a beneficial owner would be allowed as a refund or credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

Non-U.S. Holders

      As used herein, a "Non-U.S. Holder" means a beneficial owner of a security or common stock, as the case may be, other than a U.S. Holder. An individual may, subject to certain exceptions, be deemed to be a resident alien as opposed to a nonresident alien by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

      Under present U.S. federal income and estate tax law and subject to the discussion of backup withholding below:

      (1) payments of principal, premium, if any, interest and original issue discount on a security by us or any of our agents to any Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that in the case of interest and original issue discount:

     . the Non-U.S. Holder does not directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

     . the Non-U.S. Holder is not (x) a controlled foreign corporation that is related to us through sufficient stock ownership, or (y) a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code; and

     . either the beneficial owner of the security certifies to us or our agent, under penalties of perjury, that it is not a "United States person" under the meaning of the Internal Revenue Code and provides its name and address, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business that holds the note on behalf of the beneficial owner certifies to us or our agent under penalties of perjury that it, or the financial institution between it and the beneficial owner, has received from the beneficial owner a statement, under penalties of perjury, that it is not a "United States person" and provides the payor with a copy of this statement;

      (2) a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain or income realized on the sale, exchange, redemption, retirement at maturity or other disposition of a security, provided that, in the case of proceeds representing accrued interest, the conditions described in paragraph
(1) above are met, unless:

     . the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year and some other conditions are met; or

     . the gain is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder, or if an income tax treaty applies, is generally attributable to a U.S. "permanent establishment" maintained by the Non-U.S. Holder; and

      (3) a security held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to U.S. federal estate tax as a result of the individual's death if, at the time of the individual's death:

     . the individual did not directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote; and

     . the income on the security would not have been effectively connected with the conduct of a trade or business by the individual in the United States.

      If a Non-U.S. Holder is engaged in a trade or business in the United States and interest, including original issue discount, on the security is effectively connected with the conduct of this trade or business or if an income tax treaty applies and the Non-U.S. Holder maintains a U.S. "permanent establishment" to which the interest, including original issue discount, is generally attributable, although the Non-U.S. Holder is exempt from the withholding tax discussed in the preceding paragraph (1) provided that the holder furnishes a properly executed United States Internal Revenue Service Form W-8ECI or successor form on or before any payment date to claim the exemption, the holder may be subject to U.S. federal income tax on such interest, including original issue discount, on a net basis in the same manner as if it were a U.S. Holder.

      In addition, a foreign corporation that is a holder of a security may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to some adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a security or gain recognized on the disposition of a security will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

      Recently finalized Treasury Regulations generally effective for payments made after December 31, 2000 will provide alternative methods for satisfying the certification requirement described in the third bullet point of paragraph
(1) above and will require a Non-U.S. Holder that provides an Internal Revenue Service Form W-8ECI or successor form as discussed above as well as a Non-U.S. Holder claiming the benefit of an income tax treaty, to also provide its U.S. taxpayor identification number. The finalized Treasury Regulation generally also will require, in the case of a security held by a foreign partnership, that the certification described in the third bullet point of paragraph (1) above be provided by the partners and that the partnership provide certain information, including a U.S. taxpayor identification number. A look-through rule will apply in the case of tiered partnerships.

      Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by us or any of our agents, in their capacities as agents, to a Non-U.S. Holder of a security if the holder has provided the required certification that it is not a United States person as set forth in paragraph (1) above, provided that neither we nor our agent has actual knowledge that the holder is a United States person. We or our agent may, however, report payments of interest on the securities. Payments of the proceeds from a disposition by a Non-U.S. Holder of a security made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting may apply to those payments if the broker is:

     .  a United States person,

     . a controlled foreign corporation for U.S. federal income tax purposes,

     . a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

     . with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

      Payments of the proceeds from a disposition by a Non-U.S. Holder of a note made to or through the U.S. office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayor identification number or otherwise establishes an exemption from information reporting and backup withholding.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder would be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

Common Stock

Dividends

      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Should we pay dividends, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate which an applicable income tax treaty specifies. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base" in the U.S., as provided in such treaty) ("U.S. trade or business income") are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but generally are not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate which an applicable income tax treaty specifies.

      Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of an income tax treaty rate. For dividends paid after 2000:

     . a Non-U.S. Holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

     . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership, and the partnership will be required to provide certain information, including a U.S. taxpayor identification number.

     .  look-through rules will apply to tiered partnerships.

      A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     . the gain is U.S. trade or business income, in which case the branch profits tax described above may also apply to a corporate Non-U.S. Holder,

     . the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements,

     . the Non-U.S. Holder is subject to tax under provisions of U.S. tax law applicable to certain U.S. expatriates, or

     . we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

      The tax relating to stock in a "U.S. real property holding corporation" will not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Federal Estates Taxes

      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

      We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of the dividends paid to that holder and any tax withheld with respect to those dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting those dividends and withholding may also be made available, under an applicable income tax treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides.

      Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

      The payment of the proceeds of the disposition of common stock by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person". In the case of the payment of proceeds from disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless, in general, the holder certifies its status as a Non-U.S. Holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     . a "controlled foreign corporation" for U.S. federal income tax purposes,

     . a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or

     . effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

      Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the required information is furnished to the U.S. Internal Revenue Service.

Limitations On Issuance Of Bearer Securities

      To avoid potential adverse United States federal tax consequences to holders of the securities, Bearer Securities, including securities in permanent global form that are either Bearer Securities or exchangeable for Bearer Securities, may not be offered or sold during the restricted period (as defined in Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office of a financial institution (as defined in Treasury Regulations Section 1.165-12(c)(1)(v)) which is located outside the United States. That office must be purchasing for its own account or for resale or for the account of certain customers, and must provide a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue code and the Treasury Regulations thereunder, or to certain other persons described in Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B).

      Bearer Securities may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Securities must certify that:

     . it will not offer or sell during the restricted period any Bearer Securities within the United States or to United States persons (other than the persons described above),

     . it will not deliver any Bearer Securities during the restricted period within the United States; and

     . it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Securities are aware of the restrictions on offers and sales described above.

      No Bearer Securities, other than a temporary global security may be delivered, nor may any amounts be paid on any Bearer Security until we receive:

     . a Depositary Tax Certification in the case of temporary global securities, or

     .  an Owner Tax Certification in all other cases.

      Bearer Securities will bear a legend similar to the following: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in
Section 165(j) and 1287(a) of the Internal Revenue Code."

      Purchasers of Bearer Securities may be affected by certain United States tax laws. Such laws will be discussed in the applicable prospectus supplement.

      As used in this section "United States person" means any citizen or resident of the United States, any corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations, any estate the income of which is subject to United States federal income taxation regardless of its source, and a trust, in general, if both (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, and "United States" means the United States of America, including all of its states, the District of Columbia and its possessions.

                              PLAN OF DISTRIBUTION

General

      We may sell securities to or through one or more underwriters, directly to institutional investors or other purchasers, through agents or through a combination of any such or other methods. The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      The prospectus supplement with respect to the securities offered by such supplement will describe the terms of the offering of such securities, including:

     .  the name or names of any underwriters, dealers or agents,

     .  the purchase price of such securities,

     .  the proceeds to our company from such sale,

     . any underwriting discounts and other items constituting compensation to underwriters, dealers or agents,

     .  any initial public offering price,

     . any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and

     .  any securities exchanges on which such securities may be listed.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities offered thereby.

Sales May be Underwritten

      If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters, or directly by one or more of such firms.

      Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriting Compensation

      In connection with the sale of securities, underwriters or agents may receive compensation from our company or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

      Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from our company and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from our company will be described in the related prospectus supplement.

Delayed Delivery Contracts

      If so indicated in the related prospectus supplement, we will authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price described in the prospectus supplement pursuant to contracts providing for payment and delivery on a specified future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by us.

      The obligations of any purchaser under any such contract will not be subject to any conditions except that:

     . the purchase of the securities shall not, at the time of delivery, be prohibited under the laws of the jurisdiction to which such purchaser is subject, and

     . we shall have sold to the underwriters the total amount of securities being offered pursuant to the prospectus supplement less the amount of securities subject to such delayed delivery and payment arrangements.

The prospectus supplement will describe the commission payable for solicitation of such contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

Indemnification

      Underwriters, dealers and agents who participate in the distribution of securities may be entitled, under agreements which may be entered into by our company, to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution by us with respect to payments they may be required to make in respect thereof.

Other Relationships

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services to our company or affiliates in the ordinary course of their respective businesses.

Listing

      The debt securities may or may not be listed on a national securities exchange. Any common stock sold pursuant to a prospectus supplement will be listed on The New York Stock Exchange, subject to official notice of issuance. No assurances can be given that there will be an active trading market for the securities.

Price Stabilization and Short Positions

      If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

      If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement.

      We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

      The validity of our common stock offered hereby will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the securities. For further information about our company and the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to "incorporate by reference" the information we file with them, which means that:

     .  incorporated documents are considered part of the prospectus;

     . we can disclose important information to you by referring you to those documents; and

     . information that we file with the SEC will automatically update and supersede this prospectus.

      We incorporate by reference the documents listed below which were filed with the SEC:

     .  Annual Report on Form 10-K for the year ended January 30, 1999,

     .  Current Reports on Form 8-K dated January 22, 1999 and July 6,
        1999,

     . Quarterly Report on Form 10-Q for the quarter ended May 1, 1999, and

     . the description of our common stock contained in our registration statement on Form 8-A under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

      We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus, including any documents we file after the date we filed our registration statement and before the registration statement becomes effective:

     .  Reports filed under Sections 13(a) and (c) of the Exchange Act,

     . Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting, and

     .  Any reports filed under Section 15(d) of the Exchange Act.

      You may request a copy of any filings referred to above, excluding exhibits, at no cost, by contacting us orally or in writing at the following address or telephone number:

                              ShopKo Stores, Inc.
                                700 Pilgrim Way
                                P.O. Box 19060
                          Green Bay, Wisconsin 54304
                         Attention: Investor Relations
                                (920) 429-7039

[Circle with the following words on the outside: Differentiating Strategy; Integrated Business Planning Process, Integrated Lateral Organization for Execution and Comprehensive Value; and the following words on the inside; Performance through Improved Customer Satisfaction.]

[Description of graphics: Map of the United States indicating with triangles the location of ShopKo retail stores, and distribution centers, and with circles the location of Pamida retail stores and distribution centers, as of May 1, 1999 for ShopKo and as of January 31, 1999 for Pamida.

Retail Stores:
California
 ShopKo - 1
Colorado
 ShopKo - 3
Idaho
 ShopKo - 8
Illinois
 ShopKo - 13
 Pamida - 3
Indiana
 ShopKo - 2
 Pamida - 4
Iowa
 ShopKo - 13
 Pamida - 26
Kansas
 ShopKo - 2
 Pamida - 3
Kentucky
 ShopKo - 1
 Pamida - 2
Michigan
 ShopKo - 4
 Pamida - 12
Minnesota
 ShopKo - 13
 Pamida - 29
Missouri
 ShopKo - 3
 Pamida - 1
Montana
 ShopKo - 5
 Pamida - 6
Nebraska
 ShopKo - 11
 Pamida - 14
Nevada
 ShopKo - 3
North Dakota
 Pamida - 7
Ohio
 Pamida - 10
Oregon
 ShopKo - 4
South Dakota
 ShopKo - 6
 Pamida - 6
Utah
 ShopKo - 15
Washington
 ShopKo - 10
Wisconsin
 ShopKo - 41
 Pamida - 15
Wyoming
 Pamida - 9
Distribution Centers
 ShopKo - 4 - WI, ID, NE, IL
 Pamida - 3 - NE(2), IN

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                                  $150,000,000

                              ShopKo Stores, Inc.

                                   % Notes due

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                              Merrill Lynch & Co.

                         Banc of America Securities LLC

                             Chase Securities Inc.

                                Lehman Brothers

                                August   , 1999

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